

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2019

Noreen Griffin
Chief Executive Officer and Director
Immune Therapeutics, Inc.
37 North Orange Ave, Suite 607
Orlando, FL 32801

> **Re: Immune Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 27, 2018**
> **File No. 000-54933**

Dear Ms. Griffin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Arden E. Anderson, Esq.